SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934
(Amendment No. 1)

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☒ Preliminary Proxy Statement ☐ Definitive Proxy Statement ☐ Definitive Additional Materials ☐ Soliciting Material Pursuant to Rule 14a-12	☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified In Its Charter)

WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND THE WILLIAM R. HEWLETT REVOCABLE TRUST

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

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REASONS TO VOTE AGAINST THE PROPOSED MERGER
CERTAIN INFORMATION REGARDING THE PROPOSED MERGER
VOTING PROCEDURES
NO APPRAISAL RIGHTS
PROXY SOLICITATION AND EXPENSES
INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION OF PROXIES
INFORMATION ABOUT HP
OTHER MATTERS TO BE VOTED UPON
FUTURE STOCKHOLDER PROPOSALS
Annex A
AND OTHER PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THIS SOLICITATION OF PROXIES
OTHER PERSONS WHO MAY ASSIST IN THE SOLICITATION OF PROXIES
BENEFICIAL OWNERS AND MANAGEMENT
BENEFICIAL OWNERSHIP TABLE

Subject To Completion, Dated January 14, 2002

SPECIAL MEETING OF STOCKHOLDERS OF

HEWLETT-PACKARD COMPANY

                                    , 2002

PROXY STATEMENT OF

WALTER B. HEWLETT

EDWIN E. VAN BRONKHORST

THE WILLIAM R. HEWLETT REVOCABLE TRUST

        This proxy statement and the enclosed [GREEN] proxy card are being furnished to you, the stockholders of Hewlett-Packard Company (“HP”), in connection with the solicitation of proxies by Walter B. Hewlett, Edwin E. van Bronkhorst and The William R. Hewlett Revocable Trust (the “Trust”) for use at the Special Meeting of stockholders of HP, and at any adjournments or postponements thereof (the “Special Meeting”). Pursuant to this proxy statement, we are soliciting proxies from holders of shares of HP common stock to vote AGAINST the proposal to issue shares of HP common stock in connection with the proposed merger involving HP and Compaq Computer Corporation (“Compaq”).

      The Special Meeting will be held on                               ,                           , 2002 at      0:00      .m. Pacific Time at the                               ,                               California.

* * * * * * *

      A proxy may be given by any person who held shares of HP common stock on                     , 2002, the record date for the Special Meeting. Whether or not you plan to attend the Special Meeting, you are urged to sign and date the enclosed [GREEN] proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the [GREEN] proxy card even if you have already delivered a proxy. Please do not return any proxy sent to you by HP. If you have already returned a proxy card sent to you by HP, that card will be automatically revoked if you complete and return the enclosed [GREEN] proxy card.

      This proxy statement is provided by Walter B. Hewlett, Edwin E. van Bronkhorst and The William R. Hewlett Revocable Trust and not by the Board of Directors of HP.

* * * * * * *

      This proxy statement and the enclosed [GREEN] proxy card are first being sent or given to stockholders of HP on or about                     , 2002.

BACKGROUND OF THE DECISION TO OPPOSE THE PROPOSED MERGER

      Walter Hewlett has been a director of HP for more than 14 years and has been involved with HP in various ways for most of his life. Mr. Hewlett is a graduate of Harvard University and has received graduate degrees from Stanford University. He is a member of the Board of Overseers of Harvard University and is also a member of the board of directors of Agilent Technologies, Inc. Mr. Hewlett has always had enormous respect for HP, for the outstanding achievements of its management and employees and for the culture of innovation and integrity that has contributed to its outstanding success. As a stockholder and director of HP, Mr. Hewlett believes that the HP Board owes a duty to pursue stockholder value and to guide HP to profitable growth for the benefit of its stockholders and employees. His decision to solicit your proxy is entirely motivated by what he believes is in the best interests of stockholders from a financial perspective.

      Edwin E. van Bronkhorst is a former Chief Financial Officer of HP and co-trustee of the Trust with Mr. Hewlett. The Trust is a charitable trust set up by William R. Hewlett that owns approximately 72.8 million shares of HP common stock.

      Mr. Hewlett was first made aware that Ms. Carleton Fiorina, Chairman and Chief Executive Officer of HP, was discussing a transaction with Compaq at an HP Board meeting in May 2001. For the next three months at subsequent Board meetings he carefully considered the merits of the proposed transaction. During these meetings, he voiced his concerns to his fellow directors when the proposal was discussed. These concerns were, and still are, focused on his belief that the proposed merger will permanently destroy stockholder value. He does not believe HP should dilute its stockholders’ ownership in the imaging and printing business and increase their exposure to the mature and unprofitable PC business. He also believes that mergers involving computing companies have consistently destroyed stockholder value, and that HP should not expose its stockholders to that risk.

      Despite Mr. Hewlett’s vocal opposition, Ms. Fiorina and the rest of the HP Board continued to pursue the proposed merger, culminating in HP Board meetings at the end of August and the beginning of September 2001 to approve the terms of the proposed merger. At these meetings, Mr. Hewlett and other members of the HP Board were kept apprised of:

•	the status of negotiations between HP and Compaq,

•	the views of HP’s advisors,

•	the status of negotiations with respect to the post-merger management structure of the combined company, and

•	the significant multi-year compensation packages contemplated to be given to Ms. Fiorina, Michael D. Capellas, Chairman and Chief Executive Officer of Compaq, and other members of senior management following the proposed merger.

Mr. Hewlett continued to express his view that the proposed merger was not the appropriate course for HP at these meetings.

      On August 31, 2001, just three days before the HP Board was asked to vote on the merger agreement, at an HP Board Meeting, Larry Sonsini, HP’s outside legal counsel, informed the HP Board that the merger agreement being presented to the Board required unanimous approval by the HP Board. Mr. Hewlett then made clear to the entire Board that the unanimous vote requirement put him in a very difficult position, as he was not persuaded that the proposed merger was in the best interests of HP or its stockholders. At this point in time, Mr. Hewlett understood that the only major open issue was the exchange ratio (that is, the price HP would pay for Compaq). Additionally, all of the directors were told that HP and Compaq were still vigorously negotiating over the exchange ratio.

      Mr. Sonsini then asked to speak with Mr. Hewlett outside the presence of the rest of the Board members. During this discussion, Mr. Sonsini informed Mr. Hewlett that HP was going to proceed with the proposed merger whether or not Mr. Hewlett voted in favor of it as a director. Mr. Hewlett then asked Mr. Sonsini whether he could abstain from the director vote. Mr. Sonsini advised Mr. Hewlett that he could not abstain under the existing terms of the merger agreement. Mr. Sonsini also advised Mr. Hewlett that, even if he voted to approve the proposed merger as a Board member, he could still vote against it as a stockholder. Mr. Hewlett knew that if he voted against the proposed merger, the provision regarding unanimous approval of the HP Board would have to be amended. Given Mr. Hewlett’s understanding that the exchange ratio was the only significant open issue and that HP and Compaq were vigorously negotiating over the exchange ratio, and in light of Mr. Hewlett’s conversation with Mr. Sonsini, Mr. Hewlett believed that if he voted against the proposed merger, HP would have to pay a higher price for Compaq. Since, based on his conversation with Mr. Sonsini, Mr. Hewlett believed the proposed merger was certain to be approved by the Board without his vote and because he believed it was in the best interests of HP stockholders to negotiate the best possible price for Compaq if the proposed merger were to be submitted to a stockholder vote, Mr. Hewlett determined to vote for the proposed transaction as a director and give stockholders the opportunity to make their own decision.

      On Monday, September 3, 2001, during the telephone call in which the proposed merger was approved by the HP Board, Mr. Hewlett informed the Board that he might not support the proposed merger as a stockholder, and that, if the vote were to occur on that day, he would vote against the proposed merger as a stockholder. Mr. Hewlett intended to oppose the proposed merger as a stockholder at that time due to his concerns as described above. His concerns have only strengthened since that time as the market and analysts have reacted negatively to the transaction, the Hewlett Foundation’s independent stock committee and the Packard Foundation, after careful analysis, made their announcements regarding their intentions to vote against the proposed merger, and Mr. Hewlett’s financial advisor provided the Trust with its report with respect to the proposed merger.

      The proposed merger was announced in the late evening on September 3, 2001. On the day after the announcement, HP’s share price dropped from $23.21 to $18.87, a decline of 18.7% and an aggregate loss of approximately $8.5 billion of stockholder value. Shortly thereafter, negative commentary from industry analysts began. HP management then spent two months actively promoting the proposed merger in numerous presentations to institutional stockholders. Notwithstanding these presentations and HP management’s active promotion of the proposed merger, the share price continued to fall, reaching $16.89 on November 5, 2001, a decline of 27.2% from the pre-announcement price, an aggregate loss of approximately $12.3 billion. During the same time, an index of comparable companies (consisting of Accenture Ltd, Apple Computer, Inc. Computer Sciences Corporation, Dell Computer Corporation, Electronic Data Systems Corporation, EMC Corporation, Gateway, Inc., International Business Machines Corporation, KPMG International, Network Appliance, Inc. and Sun Microsystems, Inc.) increased 9.9%. These comparable companies are the same companies used by Goldman Sachs in performing its “Selected Companies Analysis” in connection with rendering its fairness opinion to HP.

      Mr. Hewlett’s concerns about the proposed merger were confirmed by the market reaction to the announcement, which Mr. Hewlett viewed as a sign of significant stockholder dissatisfaction with the proposed merger. Additionally, many Wall Street analysts and industry experts publicly concurred with Mr. Hewlett’s negative assessment of the proposed merger.

      Mr. Hewlett’s interests in the HP stockholder vote on the proposed merger are primarily as a fiduciary of the Trust and as Chairman of the William and Flora Hewlett Foundation (the “Hewlett Foundation”), which collectively own approximately 109.3 million shares (5.6%) of HP common stock worth approximately $2.5 billion as of January 10, 2002. The Hewlett Foundation and the Trust were established to support charitable endeavors, and, as significant HP stockholders, they are strictly focused on the value of the HP common stock. As a director of HP, Mr. Hewlett is similarly focused on maximizing stockholder value.

      After the proposed merger was announced, the independent stock committee of the Hewlett Foundation, which is responsible for all voting and investment decisions with respect to HP common stock held by the Hewlett Foundation, undertook an analysis of the proposed merger to determine how it would affect the value of the Hewlett Foundation’s shares. The independent stock committee includes no Hewlett family members or HP employees or directors.

      Mr. Hewlett and his co-trustee of the Trust, Edwin E. van Bronkhorst, were advised by counsel to the Trust that, although the Trust could independently determine how to vote on the proposed merger, the Trust should give serious consideration to the decision of the Hewlett Foundation’s independent stock committee on the vote, since the terms of the Trust require that all of the Trust’s HP shares (or the proceeds from their sale) be distributed to the Hewlett Foundation. To further inform their decision, the trustees of the Trust engaged Friedman Fleischer & Lowe, LLC (“FFL”), a San Francisco investment firm, to independently evaluate the proposed merger on behalf of the Trust.

      The independent stock committee asked Laurance R. Hoagland, the Hewlett Foundation’s Chief Investment Officer and former President and Chief Executive Officer of Stanford Management Company, which oversees Stanford University’s $10.0 billion investment portfolio, to analyze the proposed merger. Mr. Hoagland was aware that Mr. Hewlett was opposed to the merger as an individual stockholder, that the Trust’s counsel had advised it to give serious consideration to the independent stock committee’s decision and that the Trust, for which Mr. Hewlett and Mr. van Bronkhorst serve as trustees, had not yet determined how it was going to vote its shares with respect to the proposed merger. Mr. Hewlett confirmed to Mr. Hoagland that he understood that Mr. Hoagland would prepare his recommendations to the committee, and that the committee would decide how to vote the Foundation’s HP shares, independently of Mr. Hewlett’s views as an individual stockholder.

      The Hewlett Foundation’s independent stock committee, considering among other things the advice of Mr. Hoagland and the various industry experts and investment professionals he consulted, concluded that the proposed merger was not in the Hewlett Foundation’s best interests and determined that it would vote against the proposed merger. Mr. Hewlett had no discussions with any member of the independent stock committee regarding his views on the proposed merger prior to its reaching its determination. Ms. Fiorina and Mr. Wayman did, however, meet with the Hewlett Foundation’s investment staff, including Mr. Hoagland, regarding the proposed merger before Mr. Hoagland made his recommendation to the independent stock committee. The independent stock committee made its own determination as to the timing of its decision with respect to the proposed merger. The independent stock committee’s decision was then reported to the Hewlett Foundation board and to Walter Hewlett and Edwin E. van Bronkhorst, as trustees of the William R. Hewlett Revocable Trust. Thereafter, Walter Hewlett and Edwin E. van Bronkhorst, considering among other things the advice of FFL and the decision of the independent stock committee, concluded that the proposed merger was not in the Trust’s best interests and determined to vote the Trust’s shares against the proposed merger.

      With two separate independent financial analyses in hand, each clearly reinforcing the reaction of the market, Mr. Hewlett determined that it was in HP’s stockholders’ best interests to make his views known publicly in an effort to terminate the transaction as soon as possible and avoid exposing HP to continued uncertainty about its future. On November 6, 2001, he announced that the Hewlett Foundation, the Trust, his sisters Eleanor Hewlett Gimon and Mary Hewlett Jaffe and he would all vote against the proposed merger. Later that same day, David Woodley Packard separately announced that he too was against the proposed merger and would vote his HP shares against the proposed merger. Once again, the market reinforced Mr. Hewlett’s belief that the proposed merger was not beneficial for HP — HP shares rose from $16.89 to $19.81, or 17.3%, gaining $5.7 billion in aggregate market value on the day of Mr. Hewlett’s announcement.

      HP’s largest stockholder, The David and Lucile Packard Foundation (the “Packard Foundation”), which owns approximately 201.3 million shares (10.4%) of HP common stock worth approximately $4.7 billion as of January 10, 2001, conducted its own process, independent of Mr. Hewlett, to determine how to vote its shares on the proposed merger. We understand that this decision process involved the full Board of the Packard Foundation, which consists of five members of the Packard family and seven other directors, including a former chief executive officer and a former chief operating officer of HP. We understand that the Packard Foundation retained technology and management consulting firm Booz-Allen & Hamilton (“BAH”) to assist it in determining how to vote its shares. We further understand that BAH and members of the Packard Foundation Board met with senior members of both HP and Compaq management, including Ms. Fiorina, Robert P. Wayman, Executive Vice President, Finance and Administration and Chief Financial Officer of HP, and Mr. Capellas, to discuss the proposed merger. Mr. Hewlett also met with members of the Packard Foundation to discuss his views on the proposed merger. On December 7, 2001, the Packard Foundation announced the preliminary decision of its Board to vote against the proposed merger; we understand that this decision was by a unanimous vote of the Packard Foundation Board.

      By December 7, 2001, the independent stock committee of the Hewlett Foundation, 12 directors of the Packard Foundation and the trustees of the Trust had all determined that the proposed merger was not in their best interests. These interests represent approximately 16.1% of the outstanding HP common stock.

      Despite the substantial stockholder and investment community opposition, Ms. Fiorina’s public statements, and those of several other members of the HP Board, are to the effect that they are determined to take the transaction to a vote. It should be noted that under the HP/ Compaq merger agreement, HP is contractually obligated to use its reasonable efforts to support the merger and obtain its approval, and the HP Board is obligated to recommend the proposed merger to HP’s stockholders and is prohibited from changing its recommendation unless a superior offer for HP emerges. If a superior offer for HP emerges, the HP Board could change its recommendation, in which event Compaq would be entitled to terminate the merger agreement and obtain from HP a $675 million breakup fee. On the other hand, if the proposed merger is taken to a vote and not approved by HP stockholders, HP can terminate the agreement at its option and would not be obligated to pay Compaq any breakup fee. Additionally, if HP and Compaq were to mutually agree to terminate the proposed merger, no break up fee would be payable.

      Mr. Hewlett remains determined to stop the proposed merger. His opposition is based on his firm commitment to stockholder value and his firm belief, shared by the Hewlett Foundation, the Packard Foundation, many other stockholders, many HP employees and many Wall Street analysts, that the proposed merger is not in the best interests of HP’s stockholders. To that end, we are soliciting your proxy to vote AGAINST the proposed merger.

REASONS TO VOTE AGAINST THE PROPOSED MERGER

      The following is a summary of what we believe to be the consequences of the proposed merger. They are the primary reasons why we believe stockholders should vote AGAINST the issuance of shares of HP common stock in connection with the proposed merger. Damage to HP’s business is being done now while the uncertainty of the proposed merger continues. In this regard, we note that a January 4, 2002, USA Today article stated that: (i) studies show that most HP and Compaq customers disapprove of the proposed merger; (ii) customers are considering buying or leasing products from other companies or holding off purchases because of the proposed merger; (iii) customers are concerned that layoffs at the merged company could lead to service problems; and (iv) Dell Computer may have already reaped benefits from the uncertainty surrounding the proposed merger.

     We urge you to demonstrate your opposition and send a message to the HP Board by signing, dating and returning the enclosed [GREEN] proxy card as soon as possible.

HP’S BUSINESS PORTFOLIO WILL BE WORSE. The proposed merger would significantly dilute HP stockholders’ interest in the profitable imaging and printing business, and significantly increase their exposure to an unprofitable PC business. The combined company would be weaker, not stronger, than HP.

HP’S STRATEGIC POSITION WILL NOT MATERIALLY IMPROVE. The proposed merger would: (i) dramatically increase HP’s market position in unattractive low-end, commodity businesses, such as PCs and low-end servers; (ii) not materially improve HP’s market position in mid-range and high-end servers and high-end services, which have higher profit margins than the profit margins for PCs; (iii) divert management’s attention and financial resources from HP’s preeminent imaging and printing business; and (iv) do little to increase HP’s consulting and outsourcing capabilities.

THE INTEGRATION RISK OF THE PROPOSED MERGER IS SUBSTANTIAL. No significant combination involving a computer company has ever met expectations. The odds are against success in this merger. The complexity of putting two companies together, in a difficult economy, when each company is currently undergoing its own transition, presents daunting challenges and unacceptable risks. Management has no experience or track record with a merger of this scale. Even if the targeted cost synergies are achieved, it is likely that merger-related revenue losses will offset or exceed them.

THE FINANCIAL IMPACT ON HP STOCKHOLDERS HAS BEEN AND WILL BE NEGATIVE. From the date the proposed merger was announced through January 10, 2002, HP stockholders have lost $11.2 billion relative to an index of comparable companies. The market has twice made resoundingly clear that this combination destroys value for HP stockholders — once when HP’s stock price dramatically declined after the proposed merger was announced and again when HP’s stock price dramatically increased after we made our opposition to the proposed merger public. In addition, the dramatic reduction in the earnings outlook for Compaq since the announcement of the proposed merger means that HP stockholders are getting too little of the combined company relative to HP’s contribution to earnings. It also transforms what HP’s management claims to be an accretive transaction into a dilutive transaction when revenue losses more in line with historical experience in prior transactions and analysts’ estimates (up to 17% in 2003) are factored in. Further, when compared to a standalone HP, the combined company represents a weaker credit with greater equity risk and a higher cost of capital.

      HP is a great company. It is currently profitable when many other IT companies are losing money. HP has the market-leading position in the very attractive imaging and printing market, a great consumer brand name, a strong reputation with enterprise customers, and a prodigious source of innovation in HP Labs. HP faces challenges in some of its business segments, but these challenges were known before this transaction, and management needs to focus all of its attention on resolving them. Management has said this is not a defensive transaction and that a defensive transaction is not needed at HP. We agree.

      We profoundly disagree, however, with management’s assertion that HP needs to make this large and very risky acquisition. To undertake the proposed merger is to make a big, long-term, bet-the-company move. It worsens the HP stockholders’ portfolio of businesses. It does not solve key strategic problems. It creates enormous immediate risk and intermediate-term incremental challenges, and it comes at a very high price to HP stockholders.

      We do not at all believe that HP should stand still. On the contrary, we think that the fast pace of change in the technology industry is one of the prime reasons that the distractions of this merger will be harmful to HP. HP is a strong company with many assets. We would prefer HP to focus on what it does well, and to change and grow organically, with targeted tactical acquisitions, which has been the strategy of most successful technology companies.

HP’S BUSINESS PORTFOLIO WILL BE WORSE.

      Based on estimated calendar year 2001 revenues, the percentage of HP’s revenues derived from its profitable imaging and printing business would fall from 43% before the proposed merger to 25% if the proposed merger is consummated, while the percentage of revenues derived from the unprofitable PC business would increase from 20% to 30%. Of Compaq’s $33.0 billion in total estimated sales for 2001, $14.6 billion is expected to come from PCs. Since 1998 Compaq has had consistently lower margins and returns than HP.

      The imaging and printing segment has at least 10% normalized operating profit margins and the market is projected to grow at over 10% per year, while the PC segment is currently unprofitable and that market is expected to shrink for the next several years, and then to grow at less than half the rate of the imaging and printing market.

HP’S STRATEGIC POSITION WILL NOT MATERIALLY IMPROVE.

      While HP clearly has strategic challenges to address, the proposed merger does not resolve them — it compounds them. The strategic impact of the proposed merger on HP’s primary businesses is discussed below.

PCs/Access

      PC industry fundamentals are unattractive. On an industry-wide basis, the number of PCs sold is expected to decline by 2.4% in 2001 as compared to 2000, and the revenues derived from such sales are expected to decline by 13.9%. IDC forecasts that, on an industry-wide basis, PC revenues will decline by 6% per year through 2003.

      Neither company has a profitable PC business model. HP has been unable to migrate to a direct distribution model and thereby become more cost competitive with industry leader Dell — currently only approximately 3% of HP’s PC sales are via direct distribution. HP’s PC business is estimated to lose $365 million in operating profit in calendar 2001 on revenues of $8.8 billion. Like HP’s PC business, Compaq’s PC business is expected to incur significant losses — estimated to be $704 million on revenues of $14.6 billion in 2001. Compaq also has been unable to successfully transition to a direct distribution model. It has made some progress in the United States and almost none in the rest of the world — currently analysts estimate only approximately 20% to 30% of its sales are direct sales. Analysts expect it will take several years for Compaq to become economically competitive with Dell.

      Ms. Fiorina has said that this market has “low barriers to entry” and “intensive price competition.” The combination of two unprofitable businesses, in an increasingly competitive market, that individually have made little progress in developing a direct distribution model, is unlikely to become a source of profit in a combined company.

Enterprise

      Compaq’s enterprise business does not materially improve HP’s strategic position in the enterprise market.

      Compaq’s market share is primarily in the low end of the market, where margins are lower and under increasing pressure from Dell. IDC defines entry level servers as servers with price points less than $100,000. Entry-level servers accounted for $7.6 billion (76%) of Compaq’s $9.9 billion in 2000 server revenues. Average selling prices of entry-level servers have declined 52% from the end of 1997 to the third quarter of 2001. Ms. Fiorina has said that this market also has “low barriers to entry” and “intensive price competition.” Compaq management has acknowledged increasing commoditization going forward.

      It is not necessary to have the leading position in entry-level servers to succeed in the attractive mid-range and high-end server markets. Compaq has a leading position in entry-level Windows servers with approximately $4.3 billion in sales, but such a position is not necessary to succeed in the attractive mid-range and high-end server markets. IBM, the current market leader in the profitable mid-range and high-end segments, had only $1.8 billion in entry-level Windows server sales in 2000. In comparison, HP had $1.3 billion in such sales in 2000.

      Compaq’s mid-range business would do little to improve HP’s mid-range position, and the mid-range business Compaq contributes is likely to erode. During the first three quarters of 2001, HP held the number two position in the mid-range market with a 24.2% market share. Compaq held the number four position with a 6.9% market share. The combination of the two businesses would give the combined company a 31.1% market share. The combined company would still be behind segment leader IBM. Furthermore, that position would not be strong. Compaq and HP’s primary mid-range offerings are both Unix solutions (Compaq’s Tru64 Unix accounted for 66% of its mid-range server sales during the first three quarters of 2001, while HP’s HP-UX Unix accounted for 97% of its mid-range server sales during this time). Industry participants widely acknowledge that because of the relative market positions of these two products (mid-range HP-UX servers had a 30.9% mid-range market share during the first three quarters of 2001, while mid-range Tru64 Unix servers had only a 7.7% market share during this time) that HP-UX — not Tru64 Unix — would be the surviving Unix operating system if the proposed merger were to occur. Analysts expect that Tru64 customers would be transitioned post-merger to HP-UX. In light of the significant switching costs associated with platform migration, many customers will consider alternative competitive offerings.

      Compaq’s higher-end offerings do not materially improve HP’s strategic position or provide a platform for growth. The high-end segment is relatively small for both HP and Compaq. In 2000, HP and Compaq had $680 million and $935 million, respectively, in high-end server sales. During the first three quarters of 2001, HP had a 6.7% market share. While the addition of Compaq’s 9.1% market share would bring the combined company up to a 15.9% market share, it would still be well behind segment leader IBM’s 42.7% share. Compaq’s high-end business is well-established with a limited number of customers, but is not likely to have a widely expanding customer base.

      Portions of Compaq’s storage business are attractive, but relatively small. They do not justify taking the risks of the proposed merger. In 2000, Compaq had $5.6 billion in storage revenue and shared the leading position with EMC with 17.6% market share. The overall storage market in 2000 was $33.9 billion and is projected to grow to $53.3 billion in 2004, a compound annual growth rate of 12.0%. Growth is being driven primarily by the storage area network (“SAN”) and network attached storage (“NAS”) segments, which are projected to grow from $4.4 billion and $2.0 billion in 2000, respectively, to $18.9 billion and $14.7 billion, respectively, in 2004, compound annual growth rates of 43.7% and 65.0%, respectively. In 2000, only $855 million, or 15.4%, of Compaq’s storage revenues were in the attractive SAN and NAS segments of the markets where Compaq had 13.1% and 1.9% market shares, respectively. Compaq’s SAN and NAS storage revenues were only 2.0% of Compaq’s revenues in 2000. Management has stated that HP on its own is strong in the high-end storage segment and has a good position in emerging markets.

     Imaging and Printing

      The merger does not add to HP’s current leadership position in the attractive imaging and printing markets. Management implies that the only way to improve the performance of HP’s other business and thereby reduce the cash drain on its imaging and printing businesses is to merge with Compaq. Management de-emphasizes or ignores the following key facts:

•	the integration may fail;

•	even if successful, the integration will be very difficult and will take years to complete; and

•	management focus and financial investment are likely to suffer during the integration.

However, in this fast moving market, HP cannot afford to wait or to take the substantial risk that the integration will fail. Diversion of management attention during the integration process and under-investment in imaging and printing could have a significant adverse impact on HP’s leadership position in the future.

      Management focus on the imaging and printing business is likely to suffer as a result of the proposed merger. The integration of HP and Compaq will take a significant amount of management’s time and attention. The loss of focus is likely to have an adverse impact on HP’s imaging and printing business. Gartner Dataquest believes “HP may become too preoccupied to dedicate the funding and executive-level attention required to maintain leadership in the printer industry.” IDC concludes, “In the short term, the risk that the new HP will lose printer share during the sales integration process is very real and may well offset the small gain in volume from Compaq printer shipments taken from Lexmark.”

      HP’s ability to invest in its imaging and printing business is likely to suffer as a result of the proposed merger. Compaq’s PC business is estimated to lose $704 million in 2001 and its other businesses are expected to produce a profit of approximately $936 million in 2001 (approximately 1.3x the loss generated by the PC business). In contrast, HP’s PC business is estimated to lose $365 million in calendar 2001 and its other businesses are expected to produce a profit of approximately $2.2 billion in 2001 (which is equal to approximately 6.0x the loss generated by the PC business). As a result of the proposed merger, the profits from HP’s imaging and printing business are more likely to be used to subsidize the combined PC business for several years. Management predicts a profitability turnaround, but this is far from certain, and in any event will take years to accomplish. IDC concludes, “In the longer term, if HP increases its use of the imaging and printing profits it runs the risk that in a few years its products in the imaging and printing space will be weakened relative to those of competitors.” Gartner Dataquest believes that “the proposed merger of HP and Compaq will likely not allow for the huge investments needed to be successful in high-speed commercial printing.”

     Services

      Compaq’s service business does little to increase HP’s consulting and outsourcing capabilities. High-growth consulting and outsourcing capabilities are what HP needs to compete with IBM in selling high-value-add, end-to-end customer solutions. Management recognized this in its public statements regarding its attempted acquisition of the consulting division of PricewaterhouseCoopers. Compaq’s service business is very similar to HP’s service business. They are both focused on the lower-growth and lower-margin hardware support and maintenance segments. The proposed merger would not provide any meaningful assistance to HP in increasing its capabilities in high-end services. It is estimated that at least half of Compaq’s support service revenue comes from DEC Alpha customers who are more likely to select competitive platform alternatives as the combined company rationalizes platforms. An erosion of the combined company’s enterprise installed based would likely result in an erosion of its service revenue.

THE INTEGRATION RISK OF THE PROPOSED MERGER IS SUBSTANTIAL.

      The statistical odds of success are not favorable for the proposed merger. It is widely acknowledged that the integration risk in the proposed merger is substantial. HP management described the transaction challenges as “a massive integration effort . . . in the midst of reinvention . . . combining cultures.” There is a remarkable body of evidence, ranging from academic studies to Wall Street analysis, indicating that three out of four large merger transactions fail to achieve their stated goals, and that the success rate for large technology transactions is even lower. There is no example of a large merger in computing which has been successful. HP and Compaq’s own history (DEC, Tandem, Apollo and VeriFone) is no exception.

      Revenue losses are likely to be substantially greater than HP forecasts of 5% . We believe the case presented by management is optimistic. Compaq’s own experience with DEC yielded revenues 13% below analyst projections for 1999. For the proposed merger, analysts have estimated that revenue losses as a percentage of sales could be as high as 15% for the combined company in 2002 and up to 17% for the combined company in 2003. Additionally, The Parthenon Group estimates revenue losses of 10% for the combined company in 2003.

      Revenue losses are likely to be concentrated in PCs and the enterprise segment, but not exclusively. In PCs, the combined company would have 60-70% market share of the retail consumer PC market. This share is likely to be unsustainable as both retailers and consumers encourage competition in order to limit supplier power and facilitate greater choice. In the enterprise segment, the elimination of overlapping technology and software platforms, as well as sales personnel, will likely prompt many existing customers to consider competitive offerings. (In a recent survey of DEC Alpha server customers conducted by UBS Warburg, LLC, fully 90% of the respondents said if the combined company tried to migrate Alpha customers to HP-UX, it would cause the customers to consider other vendors.) Revenue loss in the enterprise segment will translate into revenue loss in services as well, as the service business is principally in support of enterprise customers. Management’s projection of no revenue loss in services seems implausible.

THE FINANCIAL IMPACT ON HP STOCKHOLDERS HAS BEEN AND WILL BE NEGATIVE.

      From the day prior to the announcement of the proposed merger through the day prior to our announcement of our opposition, HP stockholders lost $12.3 billion in value. On the day that we made public our opposition to the proposed merger, HP stockholders gained $5.7 billion in value.

The equity market has twice made resoundingly clear its view that this combination destroys value for HP stockholders.

	HP	CPQ	S&P 500	Index

9/3/2001	100	100	100	100
	82	90	100	101
	78	84	100	100
	76	84	98	97
	78	86	96	95
9/10/2001	77	84	96	96
	69	71	92	93
	70	69	91	92
	66	66	90	92
	62	64	87	88
	64	65	85	84
9/24/2001	69	69	89	90
	69	72	89	90
	69	68	89	87
	70	69	90	85
	69	67	92	87
	67	67	92	86
	66	66	93	87
	69	70	95	92
	69	72	94	94
10/5/2001	71	71	95	95
	73	73	94	96
	72	73	93	94
	73	77	95	94
	78	80	97	99
	79	80	96	99
	78	79	96	99
	80	82	97	100
	78	79	95	98
10/18/2001	76	77	94	97
	79	79	95	98
	79	78	96	101
	77	76	96	101
	78	79	96	103
	78	79	97	107
	77	77	97	107
	75	74	95	104
10/30/2001	73	73	93	102
	73	71	93	103
	75	74	96	106
	73	74	96	107
	73	73	97	110
	85	69	99	113
	83	65	98	113
	79	65	99	114
	82	63	99	114
11/12/2001	83	62	99	114
	87	71	100	117
	95	81	101	116
	95	87	101	117
	93	83	100	116
	93	84	102	118
	90	78	101	117
	88	78	100	114
11/23/2001	90	79	101	116
	91	80	102	118
	87	77	101	118
	87	73	100	115
	92	78	101	118
	95	82	101	120
	93	82	100	118
	97	87	101	121
12/5/2001	100	94	103	127
	101	90	103	126
	101	92	102	124
	99	79	101	123
	95	77	100	124
	94	79	100	125
	91	76	99	120
	90	77	99	120
12/17/2001	89	77	100	121
	88	74	101	122
	89	73	101	123
	89	74	101	121
	90	80	101	120
	89	78	101	119
	90	79	101	120
	90	80	102	122
12/28/2001	90	80	102	121
	88	79	101	120
	93	85	102	122
	99	89	103	125
	100	92	103	128
	99	95	103	126
	98	91	102	127
	101	87	102	127
1/10/2002	101	89	102	125

(1)	The Comparable Company Index represents the combined common stock performance of Accenture Ltd, Apple Computer, Inc., Computer Sciences Corporation, Dell Computer Corporation, Electronic Data Systems Corporation, EMC Corporation, Gateway,

Inc., International Business Machines Corporation, KPMG International, Network Appliance, Inc., and Sun Microsystems, Inc. These comparable companies are the same companies used by Goldman Sachs in performing its “Selected Companies Analysis” in connection with rendering its fairness opinion to HP.

     Compaq’s earnings outlook has deteriorated substantially since the merger was announced. As a result, the financial terms of the proposed merger are unattractive. As of January 10, 2002, HP is paying 73.8 times next year’s expected earnings for Compaq. Based on First Call average analyst estimates, Compaq’s consensus earnings forecast for calendar years 2002 and 2003 have fallen from $0.66 and $0.88, respectively, to $0.20 and $0.39, respectively, a decline of 69.7% and 55.7%, respectively. (Over the same period HP’s outlook deteriorated 17.2% and 13.7% for calendar years 2002 and 2003, respectively.)

      On the announced terms of the proposed merger, HP stockholders would own 64.4% of the combined company. In the Form S-4 filed by HP, Goldman Sachs estimated that HP would contribute 66.5% of the combined company’s net income in calendar year 2002. But on current estimates, FFL calculates that HP would now contribute 87.1%, and 76.7% to the combined company’s calendar years 2002 and 2003 net income. On a historical basis, FFL calculates that HP would have contributed 79.4% of the cumulative combined net income of the two companies from 1998 to 2001. Compared to a more equitable exchange ratio resulting in HP stockholders owning 80% of the combined company, the terms of the proposed merger result in the transfer of approximately $13.8 billion in value from HP stockholders to Compaq stockholders as of January 10, 2002.

      The price-earnings multiple being paid for Compaq at the time the proposed merger was announced was 22.2x calendar year 2002 earnings. As of January 10, 2002, the price-earnings multiple being paid for Compaq based on current earnings estimates is 73.8x calendar year 2002 earnings.

      The proposed merger is likely to be dilutive — not 20% accretive in 2003 as originally indicated by HP management and not 13% accretive in 2003 as recently indicated by HP management. HP management stated in its initial announcement of the proposed merger that it would be accretive after the first quarter, and “20% accretive by “03” based on estimated cost savings of $2.5 billion in fiscal 2004 and revenue losses of approximately 5%. More recently, HP management has revised this estimate to 13% accretive. FFL estimates however that the proposed merger could only have been 20% accretive in 2003 if all of the cost savings were achieved and there was no revenue loss based on earlier earnings assumptions. In light of the relative deterioration in Compaq’s earnings outlook and revenue losses closer to 10% in calendar year 2003 estimated by analysts and FFL, the proposed merger will likely be dilutive in calendar years 2002 and 2003.

      Based on cost savings consistent with management’s estimates and revenue losses of 10% in each of the 2002 and 2003 calendar years, FFL estimates the proposed merger would be 55.4% and 18.8% dilutive in calendar years 2002 and 2003, respectively.

      A key assumption in determining the earnings per share impact of the proposed merger is the profit impact of revenue losses. Management recently has stated an assumption of 12% contribution margin. This assumption seems inconsistent with the profitability improvement projected by management for 2003 and the probable split between fixed and variable costs in the businesses that are likely to suffer revenue losses. FFL assumes a 25% contribution margin, based on the combined company’s overall gross margin and analyst estimates. However, FFL also calculates that the transaction is dilutive to 2003 earnings assuming management’s projected cost synergies, 10% revenue loss and any contribution margin greater than 11.6%.

      While management’s assumptions regarding the impact of the deal on the business may be optimistic, it is critical that shareholders recognize that even targets of this implausible magnitude do not produce rewards sufficient to justify the risks being taken.

      The balance sheet of the combined company would be worse than HP’s balance sheet on a stand alone basis. Despite management’s assertion that a key asset of the combined company would be a stronger balance sheet, the credit rating agencies disagree. Shortly after the transaction was announced, Moody’s downgraded HP’s long-term debt by two notches from Aa3 to A2, and S&P put HP on CreditWatch with a negative outlook. Incidentally, both agencies upgraded the outlook for Compaq debt. On December 13, S&P had the following commentary:

“If the merger is completed, Compaq’s ratings would be reviewed for upgrade reflecting its acquisition by a stronger credit. The CreditWatch negative placement of HP is based on the acquisition of a lower-rated company with a similar-size revenue base and Standard & Poor’s concern about integration and business disruption risks inherent in a merger of this size in the highly competitive and rapidly evolving technology market. These factors are partially offset by HP’s strong financial profile.”

      Compaq stockholders are getting a great deal at HP stockholders’ expense. Stockholders should be cautious about arguments from Compaq’s management and its board of directors about the benefits of the proposed merger for HP stockholders. The transaction is clearly in their interests and their stockholders’ interests, and these interests are not aligned with the interests of HP stockholders. The proposed merger is substantially accretive for Compaq stockholders under a wide range of revenue and cost savings scenarios. Assuming management’s cost savings estimates and only 5% revenue loss in calendar years 2002 and 2003, based on current earnings estimates, FFL estimates that the proposed merger is 106.3% and 125.6% accretive to Compaq stockholders in calendar years 2002 and 2003, respectively. With a more likely 10% revenue loss in calendar years 2002 and 2003 the proposed merger is 33.2% and 85.5% accretive to Compaq stockholders in calendar years 2002 and 2003, respectively.

      HP’s offer represented a 19% premium over Compaq’s pre-announcement share price and 22.2x Compaq’s calendar year 2002 estimated earnings. As of January 10, 2002, HP’s offer represented a 34.2% premium over Compaq’s current share price and 73.8x 2002 earnings. Through the proposed merger, Compaq gets a business lifeline to the profitable imaging and printing business; a better credit rating; and the security of greater earnings coverage for its PC losses. Compaq’s board and management will be well represented (and its CEO better compensated) in the combined company.

      Additional information regarding the above reasons to vote against the proposed merger can be found in a report entitled, “Report to the Trustees of the William R. Hewlett Revocable Trust on the proposed merger of Hewlett-Packard and Compaq” filed with the Securities and Exchange Commission under cover of Schedule 14A on November 16, 2001, as amended (the “Report”). The Report, which was prepared by FFL with the assistance of The Parthenon Group, may be viewed at the Securities and Exchange Commission’s Web site (www.sec.gov). You may also receive a free copy of the Report by contacting Mackenzie Partners at 1-800-322-2885 or by sending an email to proxy@mackenziepartners.com.

      The Report and the financial analyses in this proxy statement (the “Analyses”) contain material prepared for and on behalf of the trustees of the Trust. FFL and The Parthenon Group have been retained as independent contractors to the trustees and have no fiduciary, agency or other relationship to the trustees, the Trust or to any other party, all of which are hereby expressly disclaimed. Therefore, no obligation or responsibility is assumed by FFL and The Parthenon Group to any person with respect to the Report or the Analyses. The Report and the Analyses do not purport to be a complete description of the views of or analyses performed by the trustees or their advisors.

      This Analyses and the views expressed herein and in the Report, as well as any estimates herein or in the Report, are based solely on publicly available information and on consultants’ and industry reports as well as on the views of certain consultants retained in connection with the consideration of the proposed merger by the trustees. The Analyses and the Report and the views expressed herein and therein assume and rely upon the accuracy and completeness of all such publicly available information, reports and views and no responsibility for independent verification of any of the foregoing has been taken. All views and estimates expressed in this proxy statement and in the Report are based on economic and market conditions and other circumstances as they existed on the date of the Report and on the date of this proxy statement, respectively.

      The views expressed in this proxy statement and in the Report are judgments, which are subjective in nature and, in certain cases, forward-looking in nature. The Analyses and the Report also contain estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. We do not assume any obligation and do not intend to update these forward-looking statements. The information contained in this proxy statement and the Report do not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used herein or in the Report, permission to use such quotations was neither sought nor obtained.

      The Analyses and the Report and the views expressed herein and therein do not constitute a recommendation by FFL or The Parthenon Group to any holder of shares of HP or Compaq with respect to how such stockholder should vote with respect to the proposed merger and should not be relied upon by any holder as such a recommendation.

CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

      If the proposed merger is consummated, holders of Compaq common stock will be entitled to receive 0.6325 of a share of HP common stock for each share of Compaq common stock they then hold. HP stockholders will continue to own their existing shares of HP common stock after the proposed merger. The shares of HP common stock issued in exchange for shares of Compaq common stock in connection with the proposed merger will represent approximately           % of the outstanding shares of HP common stock immediately following the completion of the proposed merger, based on the number of shares of HP and Compaq common stock outstanding on                     , 200 . According to Amendment No.   to the Form S-4 filed by HP on                     , 2002, the proposed merger would result in the issuance of approximately                     additional shares of HP common stock.

      The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Reorganization among Hewlett-Packard Company, Heloise Merger Corporation and Compaq Computer Corporation, dated as of September 4, 2001, which is attached as Annex A to the preliminary joint proxy statement/prospectus of HP and Compaq contained in the Form S-4 filed by HP on November 15, 2001.

VOTING PROCEDURES

      To vote AGAINST the proposed merger at the Special Meeting, please sign and date the enclosed [GREEN] proxy card and return it to MacKenzie Partners, Inc. in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

How do I vote in person?

      If you are the stockholder of record of HP common stock on the record date,                     , 2002, you may attend the Special Meeting and vote in person. HP’s management has indicated that in order to vote in person you must bring to the Special Meeting the cut-out admissions tickets that will be sent to you with the proxy materials provided by HP’s management. Please refer to the instructions provided to you by HP for specific instructions for voting in person at the Special Meeting.

How do I vote by proxy?

      To vote by proxy, you should complete, sign and date the enclosed [GREEN] proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, we must receive your proxy as soon as possible but in any event prior to your shares being voted at the meeting. You may vote your shares without submitting a proxy to us if you vote in person, submit a proxy to the secretary of HP or, in some cases, if you provide appropriate instructions to the record holder of your shares.

What if I am not the record holder of my shares?

      If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a [GREEN] proxy card from the record holder (which you can complete and send directly to MacKenzie Partners, Inc.) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a [GREEN] proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

      You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which shares are held. You should complete, sign, date and return each [GREEN] proxy card and voting instruction card they receive.

      If you need assistance, please contact MacKenzie Partners, Inc. by telephone at 1-800-322-2885.

      If you do not have record ownership of your shares and want to vote in person at the Special Meeting, you may obtain a document called a “legal proxy” from the record holder of your shares and bring it to the Special Meeting. If you need assistance, please contact our solicitor, MacKenzie Partners, Inc., by telephone at 1-800-322-2885.

What should I do if I receive a white proxy card from HP’s management?

      Proxies on the white proxy card are being solicited by HP’s management. If you submit a proxy to us by signing and returning the enclosed [GREEN] proxy card, do not sign or return the white proxy card or follow any voting instructions provided by HP unless you intend to change your vote, because only your latest-dated proxy will be counted.

      If you have already sent a white proxy card to HP and voted in favor of the proposed merger, you may revoke it and vote against the proposed merger by signing, dating and returning the enclosed [GREEN] proxy card.

What if I want to revoke my proxy or change my voting instructions?

      If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so by:

•	delivering a later-dated proxy to either MacKenzie Partners, Inc. or the secretary of HP; or

•	delivering a written notice of revocation to either MacKenzie Partners, Inc. or the secretary of HP; or

•	voting in person at the Special Meeting.

      If you hold your shares in street name, you may change your vote by:

•	submitting new voting instructions to your broker or nominee; or

•	attending the Special Meeting and voting in person, provided you have obtained a signed proxy from the record holder giving you the right to vote your shares.

      If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of HP or by submitting new voting instructions to your broker or nominee, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation, proxy or new voting instructions or by calling MacKenzie Partners, Inc. at 1-800-607-0088. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the Special Meeting, should I still submit a proxy?

      Whether you plan to attend the Special Meeting or not, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the Special Meeting and vote.

Who can vote?

      You are eligible to vote or to execute a proxy only if you owned HP common stock on the record date for the Special Meeting,                     , 2002. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon the joint proxy statement/prospectus of HP and Compaq filed by HP on                     , 2002, shares of HP common stock were issued and outstanding on the record date for the Special Meeting.

How many votes do I have?

      With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of HP common stock owned on the record date. Based on documents publicly filed by HP, HP has no outstanding voting securities other than its common stock.

How will my shares be voted?

      If you give a proxy on the accompanying [GREEN] proxy card, your shares will be voted as you direct. If you submit a signed [GREEN] proxy to MacKenzie Partners, Inc. without instructions, your shares will be voted AGAINST the proposal to approve the issuance of shares of HP common stock in connection with the proposed merger. Submitting a signed [GREEN] proxy card will also entitle Walter Hewlett and                     to vote your shares in accordance with their discretion on matters not described in this proxy statement that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

      If HP stockholders holding shares of HP common stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker “non-votes.” However, any shares held in HP’s Tax Saving Capital Accumulation Plan (TAXCAP) as to which voting instructions are not provided will be voted in proportion to the way the other TAXCAP participants vote their shares.

      Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

      If you give a proxy on the accompanying [GREEN] proxy card, your shares will be voted against any proposal to postpone or adjourn the Special Meeting if such proposal is made to facilitate the approval of the issuance of additional shares in connection with the proposed merger.

What is a quorum and why is it necessary?

      A quorum of stockholders is necessary to have a valid meeting of HP stockholders. Under Delaware law and HP’s bylaws, a majority of the shares of HP common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the HP special meeting in order for a quorum to be established. Abstentions and broker “non-votes” count as present for establishing the quorum described above. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by HP in its treasury do not count toward the quorum.

What vote is required to approve each proposal and how will votes be counted?

      The following description has been taken from the preliminary joint proxy statement/prospectus of HP and Compaq contained in the Form S-4 filed by HP on November 15, 2001.

      Under the applicable rules of the New York Stock Exchange, the issuance of shares of HP common stock in connection with the proposed merger requires an affirmative vote of a majority of the votes cast at the Special Meeting, provided that the total vote cast on the proposal represents over 50% of all shares of HP common stock entitled to vote on the proposal.

      Under the applicable rules of the New York Stock Exchange, brokers and other nominees are prohibited from giving a proxy to vote their customers’ shares with respect to the proposal to be voted on at the Special Meeting in the absence of instructions from their customers. Accordingly, if no instructions are given, the shares will be considered broker “non-votes.” For purposes of determining whether HP has received the affirmative vote of a majority of the votes cast at the Special Meeting, broker “non-votes” and abstentions will not be considered votes cast and will therefore have no effect on the outcome of the proposal.

      For purposes of determining whether the total vote cast represents over 50% of all shares of HP common stock entitled to vote on the proposal, broker “non-votes” and abstentions will be considered entitled to vote and will therefore make it more difficult to meet this requirement. If the total vote cast on the proposal represents over 50% of all shares of HP common stock entitled to vote on the proposal, these broker “non-votes” and abstentions would have no effect on the outcome of the proposal.

Can the meeting be adjourned or postponed?

      HP stockholders may be asked to vote upon a proposal to adjourn or postpone the HP special meeting. Any adjournment or postponement could be for the purpose of allowing additional time for soliciting votes from HP stockholders to approve the issuance of shares of HP common stock in connection with the proposed merger or to satisfy other conditions to completion of the proposed merger that HP and Compaq elect to satisfy prior to seeking a vote of the HP stockholders in connection with the proposed merger. Any adjournment or postponement of the HP special meeting may be made at any time by the chairman of the meeting or a vote of stockholders holding a majority of shares of HP common stock represented at the Special Meeting, either in person or by proxy, whether or not a quorum exists, without further notice other than by an announcement made at the Special Meeting. If you give a proxy on the accompanying [GREEN] proxy card, your shares will be voted against any proposal to postpone or adjourn the Special Meeting if such proposal is made to facilitate the approval of the issuance of additional shares in connection with the proposed merger.

How can I receive more information?

      If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call MacKenzie Partners, Inc. at 1-800-322-2885.

NO APPRAISAL RIGHTS

      HP stockholders are not entitled to dissenters’ rights of appraisal for their shares under the General Corporation Law of the State of Delaware in connection with the proposed merger.

PROXY SOLICITATION AND EXPENSES

      Proxies may be solicited by mail, telephone, telefax, telegraph, the Internet, newspapers and other publications of general distribution and in person. The persons listed in Annex A who are or may be deemed to be participants in the solicitation may assist in the solicitation of proxies without additional remuneration, except as otherwise set forth in this proxy statement.

      In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. The William R. Hewlett Revocable Trust, of which Walter B. Hewlett and Edwin E. van Bronkhorst are co-trustees, will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

      The trustees of the Trust have retained MacKenzie Partners, Inc. to solicit proxies in connection with the Special Meeting. MacKenzie Partners, Inc. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately           people in its efforts. The trustees of the Trust have agreed to cause the Trust to reimburse MacKenzie Partners, Inc. for its reasonable expenses, to indemnify it against certain losses, costs and expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the fees payable to MacKenzie Partners, Inc. in connection with this proxy solicitation will not exceed $                    .

      In addition to the costs related to the engagement of MacKenzie Partners, Inc., costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. The entire expense of this proxy solicitation is being borne by the Trust.

      The trustees of the Trust have retained FFL to act as financial advisor to the trustees and the Trust in connection with the proposed merger. Pursuant to an agreement between FFL and the trustees of the Trust, FFL will receive for its advisory services in connection with the proposed merger a customary financial advisory fee. In addition, FFL will be reimbursed for its reasonable expenses in connection with FFL’s engagement, including payments to The Parthenon Group for its assistance, and FFL and The Parthenon Group and certain related persons will be indemnified against certain liabilities, including certain liabilities under federal securities laws, arising out of the engagement.

      The Trustees anticipate that certain employees of FFL and Parthenon may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are HP stockholders for the purpose of assisting in the solicitation of proxies for the Special Meeting. Neither FFL nor

Parthenon will receive any fees for or in connection with such solicitation apart from the fees that they are otherwise entitled to receive as described above.

INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION OF PROXIES

      Walter Hewlett, Edwin E. van Bronkhorst and the William R. Hewlett Revocable Trust are participants in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws. Certain other individuals identified in Annex A to this proxy statement may also be deemed to be participants in such solicitation. Information concerning Walter Hewlett, Edwin E. van Bronkhorst, The William R. Hewlett Revocable Trust and other persons who may be deemed to be participants in the solicitation of proxies for the Special Meeting, including their beneficial ownership of HP common stock, is set forth in Annex A to this proxy statement and is incorporated into this proxy statement by reference. Information in this proxy statement about each person who is or may be deemed a participant was provided by that person.

INFORMATION ABOUT HP

      Based upon information provided in HP’s Form S-4 filed on November 15, 2001, the mailing address of the principal executive offices of HP is 3000 Hanover Street, Palo Alto, California 94304, telephone (650) 857-1501.

      Annex B to this proxy statement sets forth information obtained from HP’s public filings related to the beneficial ownership of HP common stock and is incorporated in this proxy statement by reference.

      Except as otherwise noted herein, the information in this proxy statement concerning HP has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on his behalf, or for any failure by HP to disclose events that may affect the significance or accuracy of such information.

OTHER MATTERS TO BE VOTED UPON

      We are not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the HP special meeting or any adjournment or postponement of the Special Meeting, the persons named as proxy holders, Walter B. Hewlett and                               , will have discretion to act on those matters.

FUTURE STOCKHOLDER PROPOSALS

      The following description of the requirements for proposing business and director nominations was taken from the joint proxy statement/ prospectus of HP and Compaq relating to the proposed merger.

      The time for HP stockholders to submit proposals for inclusion in HP’s proxy statement for HP’s 2002 annual meeting of stockholders in accordance with the standards contained in Securities and Exchange Commission Rule 14a-8 and HP’s bylaws has passed. Accordingly, no new stockholder proposals may be submitted to HP for inclusion in HP’s proxy statement for HP’s 2002 annual meeting of stockholders. In order to raise stockholder proposals or nominations from the floor of HP’s 2002 annual meeting of stockholders, HP stockholders must comply with HP’s bylaws, which, in general, require that notice must be received by the corporate secretary of HP within the earlier to occur of the following two periods:

•	not earlier than the close of business 120 days prior the anniversary date of the prior year’s annual meeting and not later than the close of business 90 days prior to the anniversary date of the prior year’s annual meeting; and

•	not earlier than the close of business 75 days prior to the anniversary of the date the prior year’s proxy statement was first sent or given to stockholders and not later than the close of business 45 days prior to the anniversary of the date the prior year’s proxy statement was first sent or given to stockholders.

      However, if the date of HP’s stockholder meeting is moved more than 30 days before or 60 days after the anniversary date of the prior year’s meeting, then the notice must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

•	90 days prior to the meeting; and

•	10 days after public announcement of the meeting date.

      In addition, in order to raise a proposal from the floor, the stockholder must have delivered a proxy statement and form of proxy to holders of a sufficient number of shares of HP common stock to approve the proposal and provide the information required by HP’s bylaws. In addition, a nomination for director must include a statement by the nominee acknowledging that he or she will owe a fiduciary obligation exclusively to the corporation and its stockholders. You may contact the HP corporate secretary at HP’s principal executive offices for a copy of the relevant provisions of HP’s bylaws regarding the requirements for making stockholder proposals and nominations for director.

* * * * * *

      Questions or requests for additional copies of this proxy statement should be directed to:

MACKENZIE PARTNERS, INC.

156 Fifth Avenue
New York, NY 10010
1-800-322-2885

Annex A

INFORMATION CONCERNING WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST

AND OTHER PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS
IN THIS SOLICITATION OF PROXIES

      Walter B. Hewlett, Edwin E. van Bronkhorst and the Trust are participants in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws. The following persons may also be deemed to be participants in the solicitation of proxies for the Special Meeting:

      (1)     Eleanor Hewlett Gimon,

      (2)     Mary Hewlett Jaffe,

      (3)     Laurance R. Hoagland, and

      (4)     The Hewlett Foundation

Interests of Persons Who Are or May be Deemed to be Participants in the Solicitation

      Walter B. Hewlett, Eleanor Hewlett Gimon and Mary Hewlett Jaffe have direct and indirect beneficial ownership of shares of common stock of HP. They are also children of William R. Hewlett, a co-founder of HP. Additionally, Walter B. Hewlett is a director of HP. Mr. van Bronkhorst has direct and indirect beneficial ownership of shares of common stock of HP, primarily through his relationships with several trusts that own shares of HP common stock. The Trust also owns shares of HP common stock. Mr. Hoagland is the Chief Investment Officer of the Hewlett Foundation, which owns 29,972,840 shares of HP common stock as of the date of this proxy statement. See “Beneficial Ownership of HP Common Stock by Persons Who Are or May Be Deemed to Be Participants in the Solicitation” below.

Beneficial Ownership of HP Common Stock by Persons Who Are or May Be Deemed to Be Participants in the Solicitation

      As of January 10, 2002, the persons below had beneficial ownership of HP common stock as follows:

     Walter B. Hewlett

(a)     Number of shares beneficially owned: 87,730,887

(b)     Number of shares as to which such person has:

      (i)     Sole power to vote or to direct the vote: 439,334

      (ii)     Shared power to vote or to direct the vote: 87,291,553

      (iii)     Sole power to dispose or to direct the disposition of: 439,334

      (iv)     Shared power to dispose or to direct the disposition of: 87,291,553

Of the shares beneficially owned by Walter B. Hewlett as of November 5, 2001:

•	he had sole voting and dispositive authority over (i) 401,896 shares which he personally owned, (ii) 20,198 shares purchasable pursuant to options exercisable within 60 days, and (iii) 17,240 shares that he held as custodian for his children

•	he shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 72,802,148 shares held by the Trust

•	as a director of the Public Policy Institute of California (“PPIC”), he had shared voting and dispositive authority with the other directors of the PPIC over the 768,520 shares held by the PPIC

•	as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co-executor Edwin E. van Bronkhorst over 1,720,885 shares held by the Estate of William R. Hewlett

      Other than the 401,896 shares personally owned by him and the 20,198 shares purchasable pursuant to options exercisable within 60 days, Walter B. Hewlett disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

      In addition to the foregoing, the Hewlett Foundation beneficially owns 36,457,840 shares of Common Stock. Mr. Hewlett is a director of the Hewlett Foundation; however, he does not have voting or dispositive authority over the shares held by the Hewlett Foundation, as voting and dispositive power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee.

      In addition to the foregoing, Walter B. Hewlett is a director of the Packard Humanities Institute (the “Packard Institute”), which owns 25,760,000 shares of HP Common Stock. Mr. Hewlett has irrevocably agreed to abstain from voting as a director of the Packard Institute with respect to the voting or disposition of such shares until the later of (i) 90 days from November 13, 2001, or (ii) the date on which the proposed merger terminates or closes.

     Edwin E. van Bronkhorst

(a)     Number of shares beneficially owned: 90,689,559

(b)     Number of shares as to which such person has:

      (i)     Sole power to vote or to direct the vote: 176

      (ii)     Shared power to vote or to direct the vote: 90,689,383

      (iii)     Sole power to dispose or to direct the disposition of: 176

      (iv)     Shared power to dispose or to direct the disposition of: 90,689,383

Of the shares beneficially owned by Edwin E. van Bronkhorst as of November 5, 2001:

•	he held sole voting and dispositive authority over 176 shares personally owned by him

•	he shared voting and dispositive authority, as a trustee, with co-trustee Walter B. Hewlett over 72,802,148 shares held by the Trust

•	he shared voting and dispositive authority, as a trustee, over 2,166,000 shares held by The Flora L. Hewlett Trust

•	he shared voting and dispositive authority, as a trustee, over 1,601,950 shares held in trust for Mary Hewlett Jaffe with whom Mr. van Bronkhorst shares voting and dispositive authority

•	he shared voting and dispositive authority, as a trustee, with co-trustee Eleanor Hewlett Gimon over 398,400 shares held in trust for Eleanor Hewlett Gimon

•	as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co- executor Walter B. Hewlett over 1,720,885 shares held by the Estate of William R. Hewlett

      Other than the 176 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

      In addition to the foregoing, Edwin E. van Bronkhorst is a director of the Packard Institute, which owns 25,760,000 shares of HP Common Stock. Mr. van Bronkhorst has irrevocably agreed to abstain from voting as a director of the Packard Institute with respect to the voting or disposition of such shares until the later of (i) 90 days from November 13, 2001, or (ii) the date on which the proposed merger terminates or closes.

     The Trust

      The Trust owns 72,802,148 shares of common stock

     Eleanor Hewlett Gimon

(a)     Number of shares beneficially owned: 2,191,800

(b)     Number of shares as to which such person has:

      (i)     Sole power to vote or to direct the vote: 1,793,400

      (ii)     Shared power to vote or to direct the vote: 398,400

      (iii)     Sole power to dispose or to direct the disposition of: 1,793,400

      (iv)     Shared power to dispose or to direct the disposition of: 398,400

Of the shares beneficially owned by Eleanor Hewlett Gimon as of November 5, 2001:

•	she had sole voting and dispositive authority over 1,793,400 which she personally owned

•	she shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 398,400 held by the Eleanor Hewlett Gimon Revocable Trust

      In addition to the foregoing, the Hewlett Foundation beneficially owns 36,457,840 shares of Common Stock. Ms. Gimon is a director of the Hewlett Foundation; however, she does not have voting or dispositive authority over the shares held by the Hewlett Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Gimon is not a member of the independent stock committee.

     Mary Hewlett Jaffe

(a)     Number of shares beneficially owned: 4,826,670

(b)     Number of shares as to which such person has:

      (i)     Sole power to vote or to direct the vote: 640,435

      (ii)     Shared power to vote or to direct the vote: 4,186,235

      (iii)     Sole power to dispose or to direct the disposition of: 640,435

      (iv)     Shared power to dispose or to direct the disposition of: 1,610,835

Of the shares beneficially owned by Mary Hewlett Jaffe as of November 5, 2001:

•	she had sole voting and dispositive authority over (i) 629,520 shares that she personally owned and (ii) 10,915 shares she held as custodian for her son under the Uniform Transfer to Minors Act

•	she shared voting and dispositive authority with her husband, Richard L. Jaffe, over 8,960 shares she owned as tenants in common with her husband

•	as a director of the Flora Family Foundation (the “FFF”), she shared voting authority with the other FFF directors over 2,575,400 shares held by the FFF; dispositive authority over these shares has been delegated to a committee of which Ms. Jaffe is not a member

•	she shared voting and dispositive authority, as a trustee, with co-trustees Susan S Briggs and Edwin E. van Bronkhorst over 1,601,875 held by the Mary Hewlett Jaffe Revocable Trust

      As of November 5, 2001, Mary Hewlett Jaffe disclaimed beneficial ownership of the following shares due to her lack of economic interest in such shares:

•	the 10,915 shares she held as custodian for her son

•	the 2,575,400 shares held by the FFF

      In addition to the foregoing, the Hewlett Foundation beneficially owns 36,457,840 shares of Common Stock. Ms. Jaffe is a director of the Hewlett Foundation; however, she does not have voting or dispositive authority over the shares held by the Hewlett Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Jaffe is not a member of the independent stock committee.

     Laurance Hoagland

      Mr. Hoagland owns no shares of HP common stock.

     The Hewlett Foundation

      The Hewlett Foundation owns 36,457,840 shares of HP common stock.

OTHER PERSONS WHO MAY ASSIST IN THE SOLICITATION OF PROXIES

      In connection with the engagement of FFL as a financial advisor, certain FFL personnel may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies against the proposed merger. As of the date of this proxy statement, the following employees or principals of FFL, who may assist in the solicitation of proxies, had the interests in the proposed merger, by security holdings or otherwise, set forth opposite his name.

Name	Position	Interest in the Proposed Merger

Tully M. Friedman	Chairman and Chief Executive Officer	None
Spencer C. Fleischer	Vice Chairman	None
Christopher A. Masto	Managing Director	None
Caleb S. Everett	Vice President	None

      FFL does not own any shares of HP common stock. FFL does not admit that it or any of its principals, directors, officers, employees, affiliates or controlling persons, if any, is a “participant,” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, in the solicitation of proxies or that Schedule 14A requires the disclosure of certain information regarding it or them. FFL’s principal business address is One Maritime Plaza, Suite 1000, San Francisco, California 94111.

      The Parthenon Group (“Parthenon”) may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies against the proposed merger. As of the date of this proxy statement, the following employees or principals of Parthenon, who may assist in the solicitation of proxies, had the interests in the proposed merger, by security holdings or otherwise, set forth opposite his name.

Name	Position	Interest in the Proposed Merger

William F. Achtmeyer	Chairman and Managing Partner	None
John S. Coughlin	Partner	None
Gary M. Cohen	Principal	None

      Parthenon does not own any shares of HP common stock. Parthenon does not admit that it or any of its partners, principals, directors, officers, employees, affiliates or controlling persons, if any, is a “participant,” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, in the solicitation of proxies or that Schedule 14A requires the disclosure of certain information regarding it or them. Parthenon’s principal business address is 200 State Street, Boston, MA 02109

Annex B

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, based solely upon the definitive proxy statement filed by HP on January 25, 2001, certain information as to the beneficial ownership of HP’s common stock as of December 29, 2000. It should be noted that the table does not include additional common stock or stock option interests that will be granted to executive officers as part of the proposed merger or new employment agreements which would take effect following its completion. It is possible that these additional interests would be material in relation to the current interests of these parties.

      The following table sets forth information, as of December 29, 2000, concerning:

•	each beneficial owner of more than 5% of HP’s common stock: The David and Lucile Packard Foundation, Ms. Susan P. Orr, the late Mr. William R. Hewlett (who passed away on January 12, 2001), Mr. Walter B. Hewlett, and Mr. Edwin E. van Bronkhorst;

•	beneficial ownership by all other current HP directors and the named executive officers set forth in the Summary Compensation of HP’s proxy statement for its 2001 annual meeting; and

•	beneficial ownership by all current HP directors and HP executive officers as a group.

      Unless otherwise indicated, the address of each beneficial owner of more than 5% of HP’s common stock is care of HP at HP’s address.

      The table begins with certain ownership information of the families of HP’s founders and their related entities: (1) the foundation of the late Mr. David Packard, a related charitable institution and other related persons, and (2) the late Mr. William R. Hewlett, a family foundation and other related persons.

      The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of February 27, 2001 (60 days after the record date of December 29, 2000) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

      Unless otherwise indicated, option and restricted stock amounts outstanding on May 2, 2000 (the record date with respect to the distribution of Agilent shares) have been adjusted in order to restore their intrinsic value for the impact of HP’s common stock market value from the Agilent Technologies, Inc. spin-off. Holders of options that were exercised and shares of restricted stock that were released prior to May 2, 2000 received shares of Agilent Technologies in connection with the spin-off. All share, option and restricted stock amounts have also been adjusted to reflect the two-for-one stock split in the form of a stock dividend effective October 27, 2000.

BENEFICIAL OWNERSHIP TABLE

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership(1)(2)

THE DAVID AND LUCILE PACKARD FOUNDATION (THE “PACKARD FOUNDATION”)(3) 300 Second Street, Suite 200 Los Altos, CA 94022	201,279,656	10.4%
THE PACKARD HUMANITIES INSTITUTE (“PHI”)(4) 300 Second Street, Suite 201 Los Altos, CA 94022	25,760,000	1.3%Direct(1)
SUSAN P. ORR(5)	948
	4,836,736	Indirect(6)
	4,837,684
THE WILLIAM R. HEWLETT REVOCABLE TRUST DATED FEBRUARY 3, 1995 (THE “HEWLETT TRUST”)(7) 1501 Page Mill Road Palo Alto, CA 94304	106,724,882	5.5%
THE LATE MR. WILLIAM R. HEWLETT, CO-FOUNDER, DIRECTOR EMERITUS 1501 Page Mill Rd Palo Alto, CA 94304	3,453,184	Direct(8)(1)
	2,173,294	Indirect(8)(9)
	5,626,478
THE WILLIAM AND FLORA HEWLETT FOUNDATION (THE “HEWLETT FOUNDATION”)(10) 525 Middlefield Road, Suite 200 Menlo Park, CA 94025	14,193,106	*
WALTER B. HEWLETT(11)	401,896	Direct
	20,198	Vested Options
	20,980	Indirect(8)(12)(1)
	443,074
EDWIN E. VAN BRONKHORST(13) 1501 Page Mill Road Palo Alto, CA 94304	176	Direct
	2,000,400	Indirect(8)(14)(1)
	2,000,576
ALL OTHER DIRECTORS AND NAMED EXECUTIVE OFFICERS NOT LISTED ABOVE:
PHILIP M. CONDIT	6,520	Direct*
PATRICIA C. DUNN	17,721	Direct*
CARLETON S. FIORINA	495,446	Direct
	383,952	Vested Options*

	879,398
SAM GINN	8,664	Direct
	6,232	Vested Options*

	14,896

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership(1)(2)

RICHARD A. HACKBORN	15,374	Direct(10)*
GEORGE A. KEYWORTH II	8,080	Direct
	10,098	Vested Options*

	18,178
ROBERT E. KNOWLING, JR	4,000	*
ANN M. LIVERMORE	212,796	Direct
	288,345	Vested Options*
	501,141
ANTONIO M. PEREZ	121,525	Direct
	161,261	Vested Options*

	282,786
CAROLYN M. TICKNOR	146,585	Direct
	310,357	Vested Options
	1,400	Indirect(15)*

	458,342
ROBERT P. WAYMAN	325,966	Direct
	803,082	Vested Options
	120	Indirect(16)*

	1,129,168
DUANE E. ZITZNER	151,587	Direct
	327,315	Vested Options*

	478,902
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (19 PERSONS)	363,199,230	(17)(18)18.8%

*	Represents holdings of less than one percent.

(1)	None of HP’s named executive officers, directors or persons listed in the table beneficially owns more than 1% of HP’s outstanding shares, except for the following persons who beneficially own the following percentages of HP’s outstanding shares: Ms. Susan P. Orr, 10.7%, the late Mr. William R. Hewlett, 6.5%; Mr. Walter B. Hewlett, 7.9%; and Mr. Edwin E. van Bronkhorst, 7.2%. These percentages represent, in part, shared voting and investment power and in some cases may cover the same shares. Accordingly, the ownership percentages for each of the above individuals should not be combined to determine the total voting power and investment power of the Hewlett and Packard families. For these named individuals, the number of shares indicated under the “Amount and Nature of Beneficial Ownership” column in the table reflects all shares held directly or indirectly by them except for any beneficial ownership interest, as described elsewhere in the table, that they may have in the Packard Foundation, PHI, the Hewlett Trust, the Hewlett Foundation or as described in footnote 8 of the table.

(2)	“Vested Options” are options that may be exercised as of February 27, 2001.

(3)	The directors of the Packard Foundation include Ms. Susan P. Orr (who is also a director of HP). Ms. Susan P. Orr is also Chairman of the Packard Foundation and as such shares voting and investment power over the Packard Foundation shares. Accordingly, she is considered a beneficial owner of the Packard Foundation shares. However, Ms. Orr disclaims any beneficial interest in the Packard Foundation shares because she has no economic interest in any of these shares.

(4)	The directors of PHI include Ms. Susan P. Orr, Mr. Walter B. Hewlett (who is also a director of HP) and Mr. Edwin E. van Bronkhorst. Mr. Hewlett and Mr. van Bronkhorst share (with other persons)

voting and investment power over the PHI shares and accordingly are considered beneficial owners of these shares. However, Mr. Hewlett and Mr. van Bronkhorst disclaim any beneficial interest in the PHI shares because they have no economic interest in any of these shares.

(5)	Director of HP, the Packard Foundation and PHI. Ms. Orr will not stand for re-election as a director of HP at the 2001 Annual Meeting.

(6)	Includes 35,792 shares held by Ms. Orr’s son, 28,432 shares held by Ms. Orr as custodian for her daughter, 44,000 shares held by her husband, 3,629,496 shares held in the Susan P. Orr Trust, 64,648 shares held in a family trust and 1,034,368 shares held in trusts for her children, of which trusts she is a trustee. Ms. Orr disclaims any beneficial interest in all of these shares other than those held in the Susan P. Orr Trust.

(7)	The co-trustees of the Hewlett Trust are Mr. Walter B. Hewlett and Mr. Edwin E. van Bronkhorst. As co-trustees of the Hewlett Trust, Mr. Walter B. Hewlett and Mr. van Bronkhorst share voting and investment power over the Hewlett Trust shares. Accordingly, each of them is considered a beneficial owner of these shares. However, Mr. Walter B. Hewlett and Mr. van Bronkhorst disclaim any beneficial interest in the Hewlett Trust shares because they have no economic interest in any of these shares. The late Mr. William R. Hewlett was also a co-trustee of the Hewlett Trust.

(8)	As of December 29, 2000, Mr. Walter B. Hewlett and Mr. Edwin E. van Bronkhorst shared voting and investment power over the 3,453,184 shares that were owned directly by the late Mr. William R. Hewlett and shared voting power over 2,166,000 shares held in a trust for William R. Hewlett’s grandchildren (as to which Mr. van Bronkhorst is also a trustee). Mr. Walter B. Hewlett and Mr. van Bronkhorst disclaim any beneficial interest in all of those shares because they have no economic interest in any of these shares.

(9)	Includes 7,294 shares held by the late Mr. William R. Hewlett’s spouse and 2,166,000 shares held in a trust for Mr. Hewlett’s grandchildren as to which Mr. Hewlett shared voting power.

(10)	The directors of the Hewlett Foundation include Mr. Walter B. Hewlett (who also serves as its Chairman); and Mr. Richard A. Hackborn (who is also a director of HP). Mr. Walter B. Hewlett shares (with other persons) voting and investment power over the Hewlett Foundation shares and accordingly is considered the beneficial owner of these shares. However, Mr. Walter B. Hewlett disclaims any beneficial interest in the Hewlett Foundation shares because he has no economic interest in any of these shares. The late Mr. William R. Hewlett was also a director of the Hewlett Foundation.

(11)	Son of the late Mr. William R. Hewlett and director of HP, PHI and the Hewlett Foundation.

(12)	Includes 17,240 shares held by Mr. Walter B. Hewlett as custodian for his children, 2,560 shares held by his wife, and 1,180 shares held by his daughters. Mr. Hewlett disclaims any beneficial interest in all of these shares.

(13)	Director of PHI and trustee of certain Hewlett family trusts.

(14)	Includes 1,602,000 shares held in a trust for Ms. Mary H. Jaffe and 398,400 shares held in a trust for Ms. Eleanor H. Gimon, of which trusts Mr. van Bronkhorst is a co-trustee. Mr. van Bronkhorst disclaims any beneficial interest in all of the shares held by those trusts because he has no economic interest in any of those shares.

(15)	Includes 1,400 shares held by Ms. Ticknor as custodian for her son.

(16)	Includes 120 shares held by Mr. Wayman as custodian for his son.

(17)	Includes an aggregate of 2,619,447 shares that the current directors and executive officers have the right to acquire as of February 27, 2001 through the exercise of options.

(18)	Includes an aggregate of 358,436,064 shares held by current directors and executive officers in fiduciary or beneficial capacities.

HEWLETT-PACKARD COMPANY

PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS

                  , 2002 AT  0:00  .M.

THIS PROXY IS SOLICITED BY WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST

AND THE WILLIAM R. HELWETT REVOCABLE TRUST AND
NOT BY THE BOARD OF DIRECTORS OF HEWLETT-PACKARD COMPANY

    The undersigned stockholder of Hewlett-Packard Company hereby appoints Walter B. Hewlett and                         , and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Special Meeting of Stockholders of Hewlett-Packard Company to be held on                         , 2002, and at any adjournment or postponement thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

    Receipt of the proxy statement is hereby acknowledged.

    This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be against item (1) on the reverse side and will be voted for item two.

SEE REVERSE	SEE REVERSE

SIDE	SIDE

(Continued and to be signed on the reverse side)

WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND

THE WILLIAM R. HEWLETT REVOCABLE TRUST RECOMMEND YOU VOTE “AGAINST” ITEM (1) BELOW

(1)	To approve the issuance of shares of HP common stock in connection with a merger of Heloise Merger Corporation with and into Compaq Computer Corporation, as contemplated by the Agreement and Plan of Reorganization among Hewlett-Packard Company, Heloise Merger Corporation and Compaq Computer Corporation, dated as of September 4, 2001.

☐ AGAINST                     ☐ ABSTAIN                     ☐ FOR

WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND

THE WILLIAM R. HEWLETT REVOCABLE TRUST RECOMMEND YOU VOTE “FOR” ITEM (2) BELOW

(2)	In their discretion, the proxies are authorized to vote upon such other business as may properly before the special meeting or any adjournment or postponement of the special meeting.

☐ AGAINST                     ☐ ABSTAIN                     ☐ FOR

Please sign exactly as your name appears to the left. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Special Meeting of Stockholders of Hewlett-Packard Company, and any adjournment or postponement thereof.

Date:	, 2002	Title	Signature		Additional Signature

				(Please sign exactly as your name appears to the left)		(if held jointly)